FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2016

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item
1.	Other news

Item 1

 OTHER NEWS

Subject- Board Meeting held on April 29, 2016

IBN

ICICI Bank Limited (the ‘Company’) Report on Form 6-K

We have forwarded the following information to the Indian stock exchanges and the same is also being filed with you.

In terms of Indian Listing Regulations, we wish to inform you the following:

1.	Change in Key Managerial Personnel

Reason for change	Date of cessation

Early retirement

Mr. K Ramkumar, Executive Director, in charge of the Operations Group of the Bank and President of ICICI Foundation for Inclusive Growth, has opted for early retirement to pursue his personal interests in the area of leadership consulting, research and training.  The Board placed on record its appreciation of Mr. Ramkumar’s immense contribution to the Group.

Date of cessation from position of Executive Director- close of business hours on April 29, 2016

2.	The Board of Directors of ICICI Bank Limited (NYSE: IBN) has approved the appointment of Mr. Vijay Chandok, as Executive Director on the Board of ICICI Bank Limited, subject to regulatory and other necessary approvals. Mr. Chandok joined ICICI Ltd. in 1993. In the last 23 years in ICICI, he has worked in the Corporate Banking, Project Finance, Retail Assets and Rural & Inclusive Banking Groups.

3.	As already conveyed in the press release sent earlier, we request you to take note of the following:

The Board of Directors of the Bank has today approved the sale of a part of its shareholding in ICICI Prudential Life Insurance Company Limited through an initial public offering by the company, subject to market conditions and necessary approvals. The size and other details of the offer would be determined in due course.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: “Landmark” Race Course Circle, Vadodara 390007. India

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited
Date:	April 29, 2016	By:	/s/ Ranganath Athreya
			Name :	Ranganath Athreya
			Title :	General Manager – Joint Company Secretary & Head Compliance (Private Banking, Capital Markets & Non –Banking Subsidiaries)